

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
100 F Street, NE
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE
Mailstop 4628

October 16, 2009

Mr. Roland O. Burns
Chief Financial Officer
Comstock Resources, Inc.
5300 Town and Country Blvd., Suite 500
Frisco, Texas 75034

      Re: Comstock Resources, Inc.
              Form 10-K for the Fiscal Year Ended December 31, 2008
              Filed February 25, 2009
              File No. 1-03262

Dear Mr. Burns:

      We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        H. Roger Schwall
                                        Assistant Director